UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                 Petrobras International Finance Company - PIFCo
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)



                                 Cayman Islands
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                 (Jurisdiction of incorporation or organization)



                     Anderson Square Building, P.O. Box 714
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                            George Town, Grand Cayman
                             Cayman Islands, B.W.I.
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F x                    Form 40-F
                          ---                            ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 Yes                            No x
                    ---                           ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Incorporation By Reference

This Report on Form 6-K is incorporated by reference into the Registration Statement of Form F-3, File No. 333-92044, of Petrobras International Finance Company.

                                AWARENESS LETTER


November 25, 2003


To the Board of Director and Stockholder of Petrobras International Finance Company
(a wholly-owned subsidiary of Petroleo
Brasileiro S.A. - Petrobras)


We are aware of the incorporation by reference in the Registration Statement on Form F-3 of Petrobras International Finance Company - PIFCo (a wholly-owned subsidiary of Petroleo Brasileiro S.A. - Petrobras) of our report dated November 13, 2003 relating to the unaudited consolidated interim financial statements of Petrobras International Finance Company and subsidiaries for the nine-month period ended September 30, 2003 that are included in its Form 6-K dated November 25, 2003.



                                  ERNST & YOUNG
                           Auditores Independentes S/S

                              /s/ Paulo Jose Machado
                              ----------------------
                               Paulo Jose Machado
                                     Partner


Rio de Janeiro - RJ
Brazil

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCo


                                            By:   /s/ Almir Guilherme Barbassa
                                           ------------------------------------
                                            Name: Almir Guilherme Barbassa
                                            Title:   Chairman of the Board

Date: December 4, 2003